Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


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Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203
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MEDIA CONTACT:                                            INVESTOR CONTACT:
Doug Hock                                                 Wendy Yang
303-837-5812                                              303-837-6141


NEWMONT MOVING FORWARD TO
CREATE WORLD'S PREMIER GOLD COMPANY

SYDNEY, 21 January 2002 (DENVER, 20 January 2002)--Newmont Mining Corporation (NYSE: NEM) confirmed today that it is moving forward on schedule with its plans for the integration of the businesses of Newmont, Normandy Mining Limited (ASX:
NDY) and Franco-Nevada Mining Corporation Limited (TSE: FN). Newmont continues to expect to complete its US$4.5 billion acquisitions of Normandy and Franco-Nevada in mid-February.

"We now are in the final stages of our acquisitions to create the world's premier gold investment vehicle," said Wayne Murdy, Chairman, President and CEO of Newmont. "We are accelerating our integration efforts, which are proceeding with the assistance of the Normandy and Franco-Nevada management teams. Together, we are building upon the complementary strengths of all three companies to provide investors with the strongest participation in a rising gold price and a balanced portfolio of superior assets."

Mr. Murdy noted, "We expect Newmont to be an industry leader in all aspects of its business. The employees of all three companies share this vision and we will work together to continue our tradition of environmental excellence and our commitment to the communities where we operate and the safety of our employees."

Upon completion of the acquisitions, Newmont will:

o     have the largest reserve base and highest production of gold in the world;

o be one of the best capitalized gold companies, with the financial strength to develop attractive projects and to significantly reduce debt over time, even at current gold prices;

o benefit from consistent cash flow (even in a low gold price environment) generated by the high margin royalty and investment business of Franco-Nevada, which will continue to operate as a division of the combined company;

o operate a diversified portfolio of world-class operations with balanced political risk and a focus on large mining districts;

o offer investors the most leverage to a rising gold price of any major producer;

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o     have the ability to optimize the company's asset portfolio;

o have a strong, seasoned management team and committed employees to deliver shareholder value through global exploration, development and operation, merchant banking and merger integration.

A special meeting of Newmont shareholders is scheduled for February 13, 2002, at which Newmont shareholders of record at the close of business January 4, 2002 will be entitled to vote. Shareholders of Franco-Nevada will meet on January 30, 2002 to approve Newmont's acquisition of Franco-Nevada. Newmont's bid for Normandy, which (subject to its fiduciary duties) the Board of Directors of Normandy has recommended that shareholders accept, is scheduled to close on February 15, 2002. AngloGold Limited's offer to acquire Normandy expired on January 18, 2002, after only slightly more than seven percent of Normandy's outstanding capital stock had been tendered.

                                      # # #

IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT
This press release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.


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